EXHIBIT

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, July 31, 2006 - ACS Motion Control Ltd., (Nasdaq: ACSEF
- news), a developer and manufacturer of advanced motion control products, reports second quarter revenues and earnings.

Revenues for the second quarter of 2006 were $3,822,000, compared to $2,846,000 revenues reported in the second quarter of 2005, and $3,801,000 revenues reported for the first quarter of 2006. Revenues for the first six months of 2006 were $7,623,000 compared to $5,349,000 revenues reported in the first six months of 2005.

Operating income for the second quarter of 2006 was $550,000, compared to $319,000 in the second quarter of 2005, and $589,000 in the first quarter of 2006. Operating income for the first six months of 2006 was $1,139,000, compared to $347,000 in the first six months of 2005.

Net income for the second quarter of 2006 was $522,000, or $0.16 per share, compared to $145,000 net income, or $0.05 per share in the second quarter of 2005, and $624,000 net income, or $0.20 per share in the first quarter of 2006. Net income for the first six months of 2006 was $1,146,000, or $0.36 per share, compared to $185,000 net income, or $0.06 per share reported in the first six months of 2005.

The company completed the second quarter of 2006 with cash, cash equivalents, marketable securities and long-term debt securities of approximately $6.7 million, compared to $4.3 million at the end of the second quarter of 2005.

Investment in Netzer Precision motion Sensors Ltd. - Netzer sold part of its assets for cash, part of which was received and part of which is due in future installments subject to some performance based conditions. Part of the first installment received was distributed to the shareholders as dividends. All future proceeds from this transaction are expected to be distributed to the shareholders. The company has received $196,000 in cash and reduced the "Investment in other company" item in the balance sheet by an equal amount.

Based on current slower market conditions and the loss of a major application which was reported on June 26, it is expected that revenues in the second half of 2006 will be between $5.6 million to $6 million.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:  ZE'EV KIRSHENBOIM, CEO, ACS MOTION CONTROL LTD. (011-972-4-654-6440)

2006, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     SIX MONTHS ENDED     THREE MONTHS ENDED  YEAR ENDED
                                                         JUNE 30,              JUNE 30,       DECEMBER 31,
                                                    ------------------    ------------------    -------
                                                      2006       2005       2006       2005       2005
                                                    -------    -------    -------    -------    -------
                                                                       CONSOLIDATED
                                                    ---------------------------------------------------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                    ---------------------------------------------------
REVENUES                                              7,623      5,349      3,822      2,846     11,428

COST OF REVENUES                                      3,906      2,629      2,050      1,348      5,657
                                                    -------    -------    -------    -------    -------

GROSS PROFIT                                          3,717      2,720      1,772      1,498      5,771
                                                    -------    -------    -------    -------    -------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                          974        818        474        410      1,629
LESS-GRANTS RECEIVED                                   (110)         -       (110)         -        (17)
                                                    -------    -------    -------    -------    -------
NET RESEARCH AND DEVELOPMENT COSTS                      864        818        364        410      1,612

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET     1,714      1,555        858        769      3,137
                                                    -------    -------    -------    -------    -------
TOTAL OPERATING COSTS                                 2,578      2,373      1,222      1,179      4,749
                                                    -------    -------    -------    -------    -------

OPERATING INCOME                                      1,139        347        550        319      1,022
FINANCING INCOME (EXPENSES), NET                         59        (23)        (5)       (57)        12
OTHER INCOME (EXPENSES), NET                              -         (1)         -          -          4
                                                    -------    -------    -------    -------    -------
INCOME BEFORE TAXES ON INCOME                         1,198        323        545        262      1,038
TAXES ON INCOME                                         (52)      (138)       (23)      (117)       (64)
                                                    -------    -------    -------    -------    -------

NET INCOME                                            1,146        185        522        145        974
                                                    =======    =======    =======    =======    =======

EARNINGS PER SHARE - IN U.S. DOLLARS
 BASIC NET EARNINGS PER SHARE                          0.36       0.06       0.16       0.05       0.32
                                                    =======    =======    =======    =======    =======

WEIGHTED AVERAGE NUMBER OF  SHARES OUTSTANDING
BASIC - IN THOUSANDS                                  3,156      3,077      3,223      3,077      3,078
                                                    =======    =======    =======    =======    =======

2006, Q2 CONSOLIDATED BALANCE SHEETS

                                                                             JUNE 30,       DECEMBER 31,
                                                                          2006       2005       2005
                                                                        -------    -------    -------
                                                                                 CONSOLIDATED
                                                                        -----------------------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                                        -----------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 1,926      1,898      1,641
Short-term marketable securities                                              -        294        511
Marketable debt securities                                                1,696          -        724
Trade receivables, net                                                    3,339      1,883      2,517
Inventories                                                               3,110      3,049      2,833
Other                                                                       637        430        330
                                                                        -------    -------    -------
TOTAL CURRENT ASSETS                                                     10,708      7,554      8,556
                                                                        -------    -------    -------

LONG-TERM ASSETS
Deferred income taxes                                                       121        133        121
Marketable debt securities                                                3,100      2,155      2,201
Investment in other company                                               1,020      1,218      1,218
Long-term assets                                                             89        105        120
                                                                        -------    -------    -------
                                                                          4,330      3,611      3,660
                                                                        -------    -------    -------

PROPERTY AND EQUIPMENT
Cost                                                                      3,588      3,508      3,465
Less - accumulated depreciation                                          (2,979)    (2,680)    (2,810)
                                                                        -------    -------    -------
                                                                            609        828        655
                                                                        -------    -------    -------
TOTAL ASSETS                                                             15,647     11,993     12,871
                                                                        =======    =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                            1,824      1,004      1,118
Other                                                                     1,165      1,082      1,030
                                                                        -------    -------    -------
TOTAL CURRENT LIABILITIES                                                 2,989      2,086      2,148
                                                                        -------    -------    -------

LONG-TERM LIABILITIES
Accrued severance pay, net                                                  175        137        134
                                                                        -------    -------    -------
TOTAL LONG-TERM LIABILITIES                                                 175        137        134
                                                                        -------    -------    -------
TOTAL LIABILITIES                                                         3,164      2,223      2,282
                                                                        =======    =======    =======

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
Authorized - 8,000,000 shares
Issued - June 30, 2006 - 3,290,052,  June 30, 2005 - 3,102,147,  Dec
31, 2005 - 3,113,577
Outstanding - June 30, 2006 - 3,290,051, June 30, 2005 - 3,077,346,
Dec 31, 2005 - 3,088,776                                                     10          9         10
Treasury stock - June 30, 2006 - 1, June 30, 2005  and Dec 31, 2005 -
24,801                                                                     (150)      (346)      (346)
Additional paid-in capital                                                7,295      6,714      6,743
Retained earnings                                                         5,328      3,393      4,182
                                                                        -------    -------    -------
TOTAL  SHAREHOLDERS' EQUITY                                              12,483      9,770     10,589
                                                                        -------    -------    -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               15,647     11,993     12,871
                                                                        =======    =======    =======

NET TANGIBLE ASSETS                                                      12,483      9,770     10,589
                                                                        -------    -------    -------